Exhibit 12

Ratio of Earnings to Fixed Charges

	Fiscal Year (number of weeks)
($ in millions except ratios)	2013 (52)	2012 (53)	2011 (52)	2010 (52)	2009 (52)
Earnings before income taxes and interest expense	$2,154	$1,948	$1,443	$1,974	$1,822
Less: capitalized interest, net	(8)	(6)	(4)	—	—
Total fixed charges	522	675	644	534	537
Earnings for calculation	$2,668	$2,617	$2,083	$2,508	$2,359
Fixed charges:
Gross interest incurred	$61	$87	$74	$(8)	$6
Interest portion of rent expense (1)	461	588	570	542	531
Total fixed charges	$522	$675	$644	$534	$537
Ratio of earnings to fixed charges	5.1	3.9	3.2	4.7	4.4
__________
(1) The interest portion of rent expense for fiscal 2013 was calculated as 36 percent of rent expense. For all other periods presented, the interest portion of rent expense was calculated as 48 percent of rent expense.